Exhibit 2

Consolidated Financial Statements
(Expressed in thousands of United States dollars)

MINEFINDERS CORPORATION LTD.

Years ended December 31, 2010, 2009 and 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Minefinders Corporation Ltd. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors, through the Audit Committee, is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which appears herein.

Mark H. Bailey (signed)	Greg D. Smith (signed)
President and Chief Executive Officer	Chief Financial Officer

February 24, 2011	February 24, 2011

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Minefinders Corporation Ltd.

We have audited the accompanying consolidated financial statements of Minefinders Corporation Ltd., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Minefinders Corporation Ltd.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minefinders Corporation Ltd. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matters

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2011 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
February 24, 2011

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders and Board of Directors of
Minefinders Corporation Ltd.

We have audited Minefinders Corporation Ltd. ("the Company")’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Minefinders Corporation Ltd.

We also have conducted our audit on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 24, 2011, expressed an unmodified opinion on those consolidated financial statements.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
February 24, 2011

MINEFINDERS CORPORATION LTD.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31, 2010, with comparative figures for 2009

	2010	2009

Assets

Current assets:
Cash and cash equivalents	$126,927	$30,406
Short term investments	40,004	-
Accounts receivable (note 4)	7,283	4,219
Inventory (note 5)	49,525	25,765
Prepaid expenses	1,454	1,950
	225,193	62,340
Mineral property, plant and equipment (note 6)	241,480	217,874

	$466,673	$280,214

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$10,396	$9,378
Current portion of long-term debt	47,402	-
	57,798	9,378

Long-term debt (note 7)	46,503	71,405

Asset retirement obligation (note 8)	4,582	3,445

Future income tax liability (note 11)	10,144	-

Shareholders’ equity:
Capital stock (note 9)	416,662	272,633
Equity portion of convertible notes (note 7)	25,193	27,366
Contributed surplus	24,171	20,488
Accumulated other comprehensive income	5,069	5,069
Deficit	(123,449)	(129,570)
	347,646	195,986

Nature of operations (note 1)
Commitments (notes 6 and 12)

	$466,673	$280,214

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Mark H. Bailey"	Director	“Robert L. Leclerc”	Director

MINEFINDERS CORPORATION LTD.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Revenue	$92,881	$75,240	$-

Expenses:
Operating expenses (note 5)	44,257	41,786	-
Royalties	2,740	2,238	-
Amortization and depletion	10,094	10,401	292
Accretion of asset retirement obligation	292	160	124
Exploration	4,766	4,828	5,437
Corporate administration	6,701	7,442	8,661
Stock-based compensation	2,834	3,387	2,805
	71,684	70,242	17,319

Income (loss) from operations	21,197	4,998	(17,319)

Other income (expense):
Interest income	186	242	763
Interest expense and finance fees	(4,924)	(5,604)	(5,915)
Accretion of convertible note discount	(5,701)	(6,041)	(5,399)
Loss on disposal of assets	(11)	(161)	-
Gain on exchange of convertible notes (note 7(a))	25	-	-
Foreign exchange gain (loss)	2,083	2,417	(1,250)
	(8,342)	(9,147)	(11,801)

Income (loss) before income taxes	12,855	(4,149)	(29,120)

Income taxes (note 11):
Current income tax expense	(163)	(170)	-
Future income tax expense	(6,571)	-	-
	(6,734)	(170)	-

Net income (loss) and comprehensive income (loss) for the year	$6,121	$(4,319)	$(29,120)

Income (loss) per share
Basic	$0.09	$(0.07)	$(0.58)
Diluted	0.09	(0.07)	(0.58)

Weighted average shares outstanding
Basic	66,311,998	60,794,266	50,198,115
Diluted	68,839,842	60,794,266	50,198,115

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

Years ended December 31, 2010, 2009 and 2008

	Shares	Capital stock	Equity portion of convertible notes	Contributed surplus	Accumulated other comprehensive income	Deficit	Total

Balance, December 31, 2007	49,507,524	$175,817	$27,366	$15,299	$5,069	$(96,131)	$127,420
Exercise of stock options	269,432	3,242	-	(980)	-	-	2,262
Stock-based compensation	-	-	-	3,734	-	-	3,734
Share-based payment	30,000	386	-	-	-	-	386
Issue of common shares for cash, net of share issue costs	9,200,000	31,124	-	-	-	-	31,124
Net loss	-	-	-	-	-	(29,120)	(29,120)

Balance, December 31, 2008	59,006,956	210,569	27,366	18,053	5,069	(125,251)	135,806
Exercise of stock options	215,576	2,049	-	(952)	-	-	1,097
Exercise of warrants	500	2	-	-	-	-	2
Stock-based compensation	-	-	-	3,387	-	-	3,387
Issue of common shares for cash, net of share issue costs	6,550,000	60,013	-	-	-	-	60,013
Net loss	-	-	-	-	-	(4,319)	(4,319)

Balance, December 31, 2009	65,773,032	272,633	27,366	20,488	5,069	(129,570)	195,986
Exercise of stock options	281,224	2,589	-	(1,277)	-	-	1,312
Exercise of warrants	1,150	6	-	-	-	-	6
Stock-based compensation	-	-	-	2,834	-	-	2,834
Issue of common shares for cash, net of share issue costs	13,650,000	141,434	-	-	-	-	141,434
Exchange of convertible notes (note 7(a))	-	-	(2,173)	2,126	-	-	(47)
Net income	-	-	-	-	-	6,121	6,121

Balance, December 31, 2010	79,705,406	$416,662	$25,193	$24,171	$5,069	$(123,449)	$347,646

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Cash provided by (used in):

Operations:
Net income (loss)	$6,121	$(4,319)	$(29,120)
Items not involving cash:
Amortization and depletion	10,094	10,401	292
Accretion of asset retirement obligation	292	160	124
Accretion of convertible notes discount	5,701	6,041	5,399
Unrealized foreign exchange loss (gain)	(405)	(1,461)	943
Future income tax expense	6,571	-	-
Stock-based compensation (note 9(c))	2,834	3,387	2,805
Gain on exchange of convertible notes	(25)	-	-
Other	11	161	13
Change in non-cash working capital balances:
Accounts receivable	(3,064)	47	6,165
Inventory	(17,926)	(10,329)	(10,936)
Prepaid expenses	496	(1,158)	(336)
Accounts payable and accrued liabilities	1,247	7,086	539
	11,947	10,016	(24,112)

Investments:
Mineral property, plant and equipment	(35,367)	(8,201)	(63,248)
Purchase of short term investments	(40,004)	-	-
	(75,371)	(8,201)	(63,248)

Financing:
Net proceeds on issue of common shares	142,752	61,112	33,386
Finance fees paid on issue of convertible notes	(212)	-	-
Drawdown of revolving credit facility	17,000	4,500	60,000
Repayment of revolving credit facility	-	(64,500)	-
	159,540	1,112	93,386

Effect of exchange rates on cash and cash equivalents	405	1,461	(943)

Increase in cash and cash equivalents	96,521	4,388	5,083

Cash and cash equivalents, beginning of year	30,406	26,018	20,935

Cash and cash equivalents, end of year	$126,927	$30,406	$26,018

Supplementary information:
Interest paid	$3,680	$5,882	$4,661
Taxes paid	257	6	-
Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	845	1,372	145
Stock-based compensation deferred to mineral property, plant and equipment	-	-	929
Share based payment	-	-	386

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

1.	Nature of operations:

The Company was organized on February 4, 1975, under the laws of the Province of Ontario and is engaged in the production and sale of gold and silver and the exploration, development and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company commenced commercial production of gold and silver at its 100% owned Dolores gold and silver project in Mexico on May 1, 2009. In these financial statements, development costs, net of incidental revenues, incurred in the construction and commissioning of the Dolores Mine prior to the commencement of commercial production, have been capitalized to mineral property, plant, and equipment.

The Company expects that revenues from production will finance the operations of the Company. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration, and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Future accounting standards:

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS on January 1, 2011, with restatement of comparative information presented for the year ended December 31, 2010. The Company has identified future income taxes, asset retirement obligations, and financial instruments, including the accounting for convertible notes and warrants, as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting.

3.	Significant accounting policies:

(a)	Basis of presentation:

These financial statements are presented in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States, except as explained in note 13.

(b)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Minefinders S.A. de C.V., Compañia Minera Dolores S.A. de C.V., Servicios Mineros Sierra S.A. de C.V., Servicios Operativos Sierra S.A. de C.V. (all in Mexico), MFL Metals Trading Ltd. (in Barbados) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

(c)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in the determination of proven and probable reserves for the purposes of evaluating the impairment of mineral properties, depreciation, depletion and amortization, work in process inventory, costs associated with the reclamation and closing of mine operations (asset retirement obligations), accounting for convertible notes, stock-based compensation, and future income taxes.

Actual results could differ from those estimates.

(d)	Revenue:

Revenue from the sale of gold and silver is recognized when the quantity of metal sold and the sales price are fixed, title has passed to the buyer and collection is reasonably assured.

(e)	Inventory:

Supplies inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement cost being the typical measure of net realizable value.

Stockpiled ore is coarse ore that has been extracted from the mine and is available for further processing. Stockpiled ore is valued at the lower of average production cost and net realizable value. Cost of stockpiled ore includes the cost of mining the ore and associated depreciation and depletion. Costs are removed from stockpiled ore and added to work in process inventory when stockpiled ore is crushed based on the average cost per tonne stockpiled.

Work in process inventory, which includes crushed ore, ore on leach pads and material currently in the process of being converted to a saleable product (gold and silver doré), is valued at the lower of average production cost and net realizable value. Costs included in work in process inventory include mining and processing costs, including cost of stockpiled ore crushed, and associated depreciation and depletion. Costs are removed from work in process inventory as gold and silver doré is produced based on the average cost per contained recoverable ounce of gold and silver.

Finished goods inventory is metal available for sale and is valued at the lower of average production cost and net realizable value. The cost of finished goods inventory includes the average cost of work-in-process inventories incurred prior to refining plus applicable refining costs.

Write-downs of inventory are reported in operating expenses. The Company may reverse a write-down in the event that there is a subsequent increase in the net realizable value of the inventory.

(f)	Cash and cash equivalents:

Cash and cash equivalents consist of cash and redeemable deposits with a maturity of ninety days or less at acquisition.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

(g)	Short-term investments:

Short-term investments consist of non-redeemable term deposits with maturities between ninety days and one year at acquisition.

(h)	Mineral property, plant and equipment:

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will continue.

Mineral property acquisition and development costs and leach pads are amortized using the unit-of-production method based on estimated proven and probable recoverable reserves when commercial production begins. Plant and equipment, including mining equipment and other asset categories, are depreciated using the straight-line method over their estimated useful lives.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials (stripping costs) in order to access the ore body. During the development of a mine, stripping costs are capitalized to the related property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory produced during the period except for stripping costs incurred to provide access to sources of reserves that will be produced in future periods and would not have otherwise been accessible, which are capitalized to the mineral property and depleted on a unit-of-production method over the reserves that directly benefit from the stripping activity.

Exploration expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred. Exploration expenditures, including exploratory drilling and related expenditures, incurred at a development or production stage mine are capitalized as mine development costs in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration expenditures at these sites are expensed as incurred.

(i)	Impairment of long-lived assets:

The Company assesses the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets held for use are measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If the carrying value exceeds future undiscounted cash flows, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

(j)	Asset retirement obligations:

The Company may incur liabilities for costs associated with the eventual retirement of tangible long-lived assets (for example, mine reclamation costs). The liability for such costs exists from the time the legal obligation first arises. Such obligations are measured initially at their fair value using discounted present value methodology. The resulting amount is added to the cost of the related asset and to the Company’s liabilities, and adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest (accretion) inherent in the use of discounted present value methodology, and the accretion is charged to operations.

(k)	Stock-based compensation:

Compensation expense related to stock options is measured using the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model and is charged to operations over the vesting period of the options. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company estimates the expected forfeiture rate and only recognizes expense for those options expected to vest.

(l)	Income taxes:

The Company records future income taxes using the asset and liability method. The Company’s future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as losses carried forward and after future tax deductions. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefit of the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(m)	Translation of foreign currencies:

The Company conducts business primarily in Canada, the United States, and Mexico. The functional currency of the Company and its subsidiaries is the United States dollar. Transactions denominated in currencies other than the US dollar are translated into US dollars using the exchange rate in effect at the dates of the underlying transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars using the exchange rate in effect at the balance sheet date.

Gains or losses arising from this translation are included in the determination of net income or loss for the period.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

3.	Significant accounting policies (continued):

(n)	Earnings per share:

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and convertible debenture units whose average exercise price is below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period. The dilutive effect of convertible senior notes are determined by adjusting the numerator for related interest expensed during the period, net of tax, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the later of the beginning of the period and the date of issuance of the convertible senior notes.

Shares issuable on exercise of stock options totaling 1,365,000 (2009 - 3,948,500; 2008 - 3,958,000) and on conversion of the convertible notes totaling 7,811,985 (2009 - 7,812,500; 2008 - 7,812,500), were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

(o)	Segmented information:

The Company has determined it has one business segment, the production of gold and silver and exploration and development of mineral properties. Corporate administration and functional departments are not considered separate operating segments. Production of gold and silver and exploration and development of mineral properties occurs principally in Mexico. Information on mineral property, plant, and equipment by geographic area is disclosed in note 6.

4.	Accounts Receivable:

Of the $7,283 in receivables (2009 - $4,219), $6,516 (2009 - $3,718) is value added tax (VAT) paid on goods and services in Mexico. The VAT receivable is refundable from the Mexican tax authorities. The Company received a refund of VAT of $12,006 during 2010 (2009 - $10,202).

5.	Inventory:

	2010	2009

Supplies	$4,998	$5,812
Ore stockpiles	2,197	1,325
Work in process	41,845	18,488
Finished goods	485	140

	$49,525	$25,765

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

5.	Inventory (continued):

The operating expenses amount on the statement of operations is comprised of the following:

	2010	2009	2008

Mining costs	$25,236	$17,105	$-
Processing costs	22,888	14,595	-
General and administrative costs	14,875	10,335	-
Change in inventory	(18,742)	(249)	-

	$44,257	$41,786	$-

Amortization and depletion allocated to inventory is included in amortization and depletion expense in the statement of operations when related inventory is sold. For the year ended December 31, 2010, $9,889 of inventoried amortization and depletion (2009 - $10,221, 2008 - $nil) has been charged to amortization and depletion expense on the statement of operations. There have been no write-downs of inventory during the year.

6.	Mineral property, plant and equipment:

Net carrying costs at December 31, 2010 and 2009 are as follows:

2010	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total

Dolores Mine, Mexico	$9,675	$123,310	$147,996	$(40,183)	$240,798

Northern Sonora, Mexico	327	-	86	(54)	359

United States	98	-	227	(180)	145

Other	-	-	334	(156)	178

	$10,100	$123,310	$148,643	$(40,573)	$241,480

2009	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total

Dolores Mine, Mexico	$9,675	$99,584	$131,131	$(23,041)	$217,349

Northern Sonora, Mexico	327	-	64	(45)	346

United States	98	-	236	(192)	142

Other	-	-	200	(163)	37

	$10,100	$99,584	$131,631	$(23,441)	$217,874

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

6.	Mineral property, plant and equipment (continued):

Mineral properties, plant and equipment relate to the following:

(a)	Mexican properties:

(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (NSR) royalties totaling 3.25% on gold and 2% on silver. Commercial production of gold and silver at the Dolores Mine commenced on May 1, 2009.

(ii)	Sonora properties:

The Company has a 100% interest in the mineral rights to 31 mineral concessions totaling 118,770 hectares in the State of Sonora. The Company either pays taxes to the government or leases the mineral rights from individual landowners at a total annual cost of approximately $300. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

(c)	Capitalized stripping costs:

Development costs include capitalized stripping costs. The net carrying value and changes in the carrying value are as follows:

	2010	2009

Balance, beginning of year	$2,942	$-
Capitalized stripping costs incurred	14,760	2,942
Depletion	(163)	-

Balance, end of year	$17,539	$2,942

7.	Long-term debt:

	2010	2009

Convertible notes (a)	$76,905	$71,405
Scotia Capital revolving credit facility (b)	17,000	-

Balance of long-term debt	93,905	71,405
Less current portion (a)	(47,402)	-

	$46,503	$71,405

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

7.	Long-term debt (continued):

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes (the “2011 Notes”) maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses aggregating $3,451, for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year. The notes are convertible into common shares at approximately $10.88 per share.

On November 3, 2010, the Company completed the exchange of an aggregate of $32,941 of the principal due under the 2011 Notes for new unsecured convertible senior notes of an aggregate principal amount of $36,235, due December 15, 2015 (the “2015 Notes”). The 2015 Notes bear interest at 4.5% payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The 2015 Notes are convertible into common shares at approximately $11.97 per share.

As at December 31, 2010, an aggregate of 7,811,985 common shares are issuable upon conversion of the 2011 Notes and the 2015 Notes and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, the Company has the option to settle all or a portion of the obligation in cash.

The exchange of the 2011 Notes for the 2015 Notes resulted in an extinguishment of the applicable portion of the 2011 Notes for accounting purposes and the Company recognized a $25 gain in net income related to the debt component and a $2,126 credit to contributed surplus related to the equity component. The gain on the exchange was determined as the difference between the fair value of the debt component of the 2015 Notes and the carrying amount of the debt component of the extinguished 2011 Notes. On the transaction date, the fair value of the debt component of the 2015 Notes was estimated at $29,514 and the carrying value of the debt component of the extinguished 2011 Notes was $29,539. The Company allocated the fair value of the 2015 Notes to the debt component by discounting the future cash flows at a market rate of interest on debt without a conversion factor of 9.2%. The difference between the fair value of the 2015 Notes and the amount allocated to the debt component was allocated to the equity component.

The remaining 2011 Notes, less $16,760 which is classified as equity, are classified as a liability. As a result, the carrying value of the remaining 2011 Notes liability ($47,402) is lower than the face value. The $16,760 equity component represents the fair value of the conversion feature on the issue date net of $608 in issue costs. The difference between the $47,402 (2009 - $71,405) carrying value and the face value of $52,059 is $4,657 (2009 - $13,595), and is characterized as the note discount. This difference is charged to operations and added to the liability over the term of the notes using an effective interest rate of 14.7%. The fair value of the debt component of the remaining 2011 Notes is $53,183 as at December 31, 2010 (2009 - $78,865) using a market rate of 5.0%.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

7.	Long-term debt (continued):

(a)	Continued:

The 2015 Notes, less $8,433 which is classified as equity, are classified as a liability. As a result, the carrying value of the 2015 Notes liability ($29,503) is lower than the face value. The $8,433 equity component represents the fair value of the conversion feature net of $47 in issue costs. The difference between the $29,503 (2009 - $nil) carrying value and the face value of $36,235 is $6,732 (2009 - $nil), and is characterized as the note discount. This difference is charged to operations and added to the liability over the term of the notes using an effective interest rate of 9.2%. The fair value of the debt component of the 2015 Notes is $29,621 as at December 31, 2010 (2009 - $nil) using a market rate of 9.2%.

Convertible notes, liability component	2010	2009

Balance, beginning of year	$71,405	$65,364
Convertible notes extinguished	(29,539)	-
Convertible notes issued (net of issue costs)	29,338	-
Accretion of debt discount for the year	5,701	6,041

Balance, end of year	$76,905	$71,405
Convertible notes, equity component

Balance, beginning of year	$27,366	$27,366
Equity component extinguished	(10,606)	-
Equity component issued	8,433	-

Balance, end of year	$25,193	$27,366

(b)

On December 19, 2007, the Company signed an agreement for a $50,000 revolving three-year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (BNS). On December 9, 2010, the Company renewed the facility, extending the term an additional three years to December, 2013. The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. The facility is collateralized by a pledge of the Company’s shares in its subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $290,323 which is comprised of inventories and mineral property, plant and equipment at Dolores.

As at December 31, 2010, $17,000 (December 31, 2009 - $nil) was outstanding on the credit facility.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

8.	Asset retirement obligation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2010 to be $4,582 (2009 - $3,445). The present value of the future reclamation obligation assumes a discount rate of 7.65%, an inflation rate of 2.5%, an undiscounted amount to settle the obligation of $11,512 and the commencement of reclamation activities in 12.5 years.

	2010	2009

Balance, beginning of year	$3,445	$1,913
Liabilities incurred in the year	845	1,372
Accretion expense	292	160

Balance, end of year	$4,582	$3,445

9.	Shareholders’ equity:

At December 31, 2010, the Company had unlimited authorized common shares and 79,705,406 shares outstanding (December 31, 2009 - 65,773,032). All per share amounts below are in Canadian dollars which at December 31, 2010 is equivalent to 1.0001 US dollars.

In December, 2010, pursuant to an equity financing, the Company issued 13,650,000 common shares at a price of CAD$11.10 per share for net proceeds of $141,434.

In September, 2009, pursuant to an equity financing, the Company issued 6,200,000 common shares at a price of CAD$10.65 per share for net proceeds of $56,695. In October, 2009, the underwriters exercised an over-allotment option for an additional 350,000 common shares for net proceeds of $3,318.

In December, 2008, pursuant to an equity financing, the Company issued 9,200,000 units at a price of CAD$4.35 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of CAD$5.00 per common share, on or before December 31, 2011.

(a)	Share purchase warrants:

As at December 31, 2010, 4,598,350 warrants (December 31, 2009 - 4,599,500) were outstanding and exercisable at a price of CAD$5.00.

(b)	Stock options:

The maximum number of shares available for grant under the Company’s stock option plan (the Plan) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price of an option may not be less than the closing trading price of the Company’s common shares on the last trading date immediately preceding the date on which the option is granted. At December 31, 2010, 69,000 shares were available for future grants under the Plan.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

9.	Shareholders’ equity (continued):

(b)	Stock options (continued):

	Number of options	Weighted average exercise price (CAD$)

Outstanding at December 31, 2007	4,198,000	$9.26

Granted	765,000	10.65
Cancelled	(720,000)	10.74
Exercised for cash	(250,000)	9.12
Exercised - cashless	(35,000)	5.64

Outstanding at December 31, 2008	3,958,000	9.30

Granted	765,000	9.76
Cancelled	(100,000)	11.27
Exercised for cash	(149,500)	8.32
Exercised - cashless	(525,000)	8.74

Outstanding at December 31, 2009	3,948,500	9.45

Granted	640,000	9.93
Cancelled	(510,000)	10.62
Exercised for cash	(198,500)	6.78
Exercised - cashless	(355,000)	7.95

Outstanding at December 31, 2010	3,525,000	$9.66

Of the 553,500 (2009 - 674,500) options exercised during the year ended December 31, 2010, 355,000 (2009 - 525,000) vested options were exercised by the holders in exchange for the issue of 82,724 (2009 - 66,076) common shares by way of a cashless stock option exercise. The Company accounted for the 272,276 (2009 - 458,924) shares not issued on exercise of the options as a deemed repurchase of these shares at the market value on the date of exercise. On the re-purchase of these shares the Company recognized a net $486 (2009 - $688) credit to contributed surplus, being the excess of their carrying value over the deemed cost.

As at December 31, 2010, 3,475,000 options with a weighted average exercise price of CAD$9.66 are fully exercisable and 50,000 options with a weighted average exercise price of CAD$9.42 remain unvested.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

9.	Shareholders’ equity (continued):

(b)	Stock options (continued):

At December 31, 2010, the following stock options were outstanding.

Number	Exercise price (CAD$)	Expiry date

835,000	$ 9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
45,000	12.46	March 12, 2012
945,000	9.57	September 5, 2012
60,000	11.10	February 7, 2013
275,000	10.58	May 7, 2013
675,000	9.76	May 7, 2013
505,000	10.02	May 19, 2015
50,000	9.32	August 23, 2015
50,000	9.52	September 1, 2015

3,525,000

(c)	Stock-based compensation:

Stock option compensation expense is determined using the Black-Scholes option-pricing model. The Company granted 640,000 options during the year ended December 31, 2010 (2009 - 765,000; 2008 -765,000). The weighted average assumptions used in calculating the expense of options granted during the year were:

	2010	2009	2008

Risk-free rate	2.33%	1.98%	3.43%
Dividend yield	nil	nil	nil
Volatility factor of the expected market price of the Company’s common shares	52%	67%	46%
Weighted average expected life of the options (months)	59	47	55
Weighted average fair value per share	$4.67	$5.04	$4.79

Compensation expense for the period:
Charged to income	$2,834	$3,387	$2,805
Capitalized to mineral property, plant and equipment	-	-	929

	$2,834	$3,387	$3,734

Total stock-based compensation was credited to contributed surplus.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

9.	Shareholders’ equity (continued):

(d)	Capital management:

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets to reduce debt or return capital to shareholders. As at December 31, 2010, the Company is not subject to externally imposed capital requirements.

10.	Financial instruments:

(a)	Financial assets and liabilities:

The Company’s financial instruments consist of cash and cash equivalents, short-term investments accounts receivable, accounts payable and accrued liabilities, convertible notes, and the outstanding balance, if any, on the revolving credit facility. Cash and cash equivalents and short-term investments are designated as held for trading and carried at fair value, with the unrealized gain or loss recorded in income. Accounts receivable are designated as loans and receivables, and accounts payable and accrued liabilities, convertible notes, and the credit facility are designated as other financial liabilities, and recorded at amortized cost.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for a particular instrument provided by a third party.

The fair values of accounts receivable and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments. Cash and cash equivalents and short term investments are stated at fair value and are classified within Level 1. There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year. The fair value of the Company’s convertible notes is disclosed in note 7(a). The fair value of the revolving credit facility approximates its fair value as it bears interest at floating market rates.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

10.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

(i)	Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents and short-term investments. Credit risk exposure is limited through maintaining its cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government. The maximum exposure to credit risk is as follows:

	2010	2009
Cash and cash equivalents	$126,927	$30,406
Short term investments	40,004	-
Accounts receivable	7,283	4,219
	$174,214	$34,625

(ii)	Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and short term investments and available cash under the revolving credit facility. The Company believes that these sources, in addition to revenues earned at the Dolores Mine, will be sufficient to cover the expected short and long term cash requirements.

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2010:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	2010 Total
Accounts payable and accrued liabilities	$10,030	-	-	-	10,030
Asset retirement obligation, non-discounted	-	-	-	11,512	11,512
Convertible notes	56,032	3,261	39,496	-	98,789
Minimum rental and lease payments	213	106	-	-	319
	$66,275	3,367	39,496	11,512	120,650

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

10.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management (continued):

(iii)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk:

The Company’s operations in Mexico, Canada, and the United States create exposure to foreign currency fluctuations. Some of the Company’s operating expenditures are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s financial assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	December 31, 2010		December 31, 2009
	Financial assets	Financial liabilities	Financial assets	Financial liabilities

Canadian dollars	$114,711	$1,261	$7,537	$990
Mexican pesos	7,330	8,753	4,876	4,250

	$122,041	$10,014	$12,413	$5,240

Of the financial assets listed above, $74,707 (December 31, 2009 - $7,500) represents cash and cash equivalents held in Canadian dollars, $40,004 (December 31, 2009 - $nil) represents short term investments held in Canadian dollars and $360 (December 31, 2009 - $383) represents cash held in Mexican pesos. The remaining cash and cash equivalents are held in US dollars.

As at December 31, 2010, with other variables unchanged, a 10% change in the US dollar against the Canadian dollar would change the earnings for the year by $11,471. A 10% change in the US dollar against the Mexican peso would change the earnings for the year by $733.

Interest rate risk:

With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest and cash reserves are invested in cash equivalents and short term investments in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents and short term investments.

With respect to financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.50% per annum. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The interest rate charged for the year was approximately 3.04%. As at December 31, 2010, with other variables unchanged, a 10.00% change in the interest rate would change the earnings for the year by $9.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

10.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management (continued):

(iii)	Market risk (continued):

Commodity price risk:

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company does not engage in any hedging to reduce its exposure to commodity price risk.

11.	Income taxes:

(a)	Future income tax liability:

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

	2010	2009

Future income tax assets:
Tax loss carry forward	$43,059	$45,654
Mineral properties, plant, equipment, development and
deferred exploration costs	6,977	-
Financing costs	2,481	1,464
Asset retirement obligation	1,371	968
Unrealized foreign exchange	3,126	2,145
Revolving credit facility	(50)	-
Total future income tax assets before valuation allowance	56,964	50,231
Valuation allowance established by management	(18,057)	(15,306)
Net future income tax assets, net of allowance	38,907	34,925

Future income tax liabilities:
Inventory	(12,540)	(5,965)
Mineral properties, plant, equipment and deferred
exploration costs	(35,634)	(28,291)
Convertible notes	(877)	(669)
Net future income tax liabilities	(49,051)	(34,925)

Future income tax liability	$(10,144)	$-

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

11.	Income taxes (continued):

(a)	Future income tax liability (continued):

The Company recognizes a valuation allowance against its deferred tax assets to the extent those assets are not more likely than not to be realized. When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance will be reflected in current income.

The Company has approximately $22,116 (2009 - $21,142) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has tax losses in various jurisdictions of approximately $149,254 (2009 - $154,269) expiring in various amounts from 2011 to 2030.

(b)	Income tax expense:

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

	2010	2009	2008

Expected tax expense (recovery)	$3,663	$(1,244)	$(9,028)
Effect of difference in foreign tax rates	(1,484)	(1,622)	324
Non-deductible expenses	1,860	3,675	2,381
Foreign exchange	1,645	3,829	-
Change in valuation allowance	1,050	(4,468)	6,323

Income tax expense for the year	$6,734	$170	$-

All future income tax expense recognized during the year relates to the Company’s subsidiaries in Mexico. Current taxes relate to the Company’s subsidiary in Barbados.

12.	Commitments:

The Company has entered into operating leases for office premises that provide for minimum lease payments. Minimum lease payments over the next five years are disclosed in note 10(b)(ii).

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

13.	United States generally accepted accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. These principles differ in some respects from US GAAP. The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral properties and start-up activities:

Under Canadian GAAP, acquisition costs are capitalized to mineral property, plant and equipment. Under US GAAP, these costs are expensed. Mineral property acquisition costs of $8,986, net of depletion of $690 (2009 - $9,406 and $270, respectively), expensed under US GAAP remain capitalized for Canadian GAAP accounting purposes.

Under Canadian GAAP, pre-commercial operating costs, net of incidental revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these costs are expensed. As a result of this difference, the net loss under US GAAP for the year ended December 31, 2009 includes sales of $18,734 (2008 - $2,516) and operating expenses of $15,745 (2008 - $6,953) including amortization and depletion of $3,740 (2008 - $2,498) which were deferred for Canadian GAAP until May 1, 2009. In addition, under Canadian GAAP, the sales and operating expenses capitalized prior to commencement of commercial production are classified as cash flows provided by investing activities whereas under US GAAP these amounts are classified as cash flows provided by operating activities.

As at December 31, 2010, $1,362 of pre-commercial operating costs, net of incidental revenues, remains capitalized for Canadian GAAP purposes (December 31, 2009 - $1,418).

Under US GAAP, stripping costs incurred during the production phase of a mine are included in earnings in the period they are incurred. Under the Company’s Canadian GAAP accounting policy, these costs are capitalized to the mineral property in certain circumstances and depleted on a units of production basis over the reserves that directly benefit from stripping activity. Therefore, additions to the capitalized stripping cost balance under Canadian GAAP are charged to earnings as incurred for US GAAP. For the year ended December 31, 2010, $14,597 (2009 - $2,942) of stripping costs, net of amortization, which were capitalized under Canadian GAAP, were expensed under US GAAP. In addition, under Canadian GAAP the stripping costs are classified as cash flows used in investing activities whereas under US GAAP these amounts are classified as cash flows used in operating activities.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

13.	United States generally accepted accounting principles (continued):

(b)	Convertible notes:

Under Canadian GAAP, when an exchange of debt instruments, including the financial liability component of a compound financial instrument, represents an extinguishment of the original financial liability, the difference between the fair value of the new debt component and the carrying amount of the original debt component is accounted for as a current period charge or credit to net income. Under US GAAP, the new debt instrument, including both the liability and equity components of a compound financial instrument, is measured at fair value with a portion allocated to the extinguishment of the original debt component equal to the fair value of that original component immediately before extinguishment, and the remaining fair value allocated to the extinguishment of the original equity component. The difference between the consideration attributed to the original debt component and the net carrying amount of the original debt component is accounted for as a current period charge or credit to net income. As a result of this difference, for US GAAP purposes, no gain on the exchange of convertible notes has been recorded and a loss on the exchange of convertible notes of $3,250 has been recorded resulting in an increase in the net loss under US GAAP for the year ended December 31, 2010 of $3,275. The difference between the consideration attributed to the original equity component and the net carrying amount of the original equity component is accounted for as a current period charge or credit to shareholders’ equity. As a result of this difference, for US GAAP purposes, an additional credit of $3,275 has been recorded to shareholders’ equity as at December 31, 2010.

In addition, issue costs totaling $408 (December 31, 2009 - $947), net of amortization, attributable to the liability component of the convertible notes are included in the carrying value of the liability under Canadian GAAP and are included in assets under US GAAP.

(c)	Interest expense:

Under Canadian GAAP, the Company has elected to expense the accretion on the convertible note discount and the interest on the convertible notes and revolving credit facility to income whereas under US GAAP interest incurred prior to commercial production, which commenced on October 1, 2008 for US GAAP purposes, is capitalized to development costs. As a result, for US GAAP purposes, mineral property, plant and equipment has been increased by $15,434 (2009 - $16,159) and amortization for the year ended December 31, 2010 would have been higher by $725 (2009 - $745, 2008 - $nil). In addition, under Canadian GAAP, interest on the convertible notes and revolving credit facility is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities prior to commencement of commercial production.

(d)	Warrants:

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as equity.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

13.	United States generally accepted accounting principles (continued):

(d)	Warrants (continued):

For the year ended December 31, 2010, the mark-to-market loss was $2,979 (2009 - $16,132, 2008 -$nil). The fair value of the warrants of $28,145 as at December 31, 2010 (December 31, 2009 -$25,166) is based on the quoted market value of these warrants and is classified in Level 1 of the fair value hierarchy.

(e)	Stock-based compensation:

There is no difference between the financial position, results of operations and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. Of the 3,525,000 options outstanding at December 31, 2010, 3,475,000 are fully vested. As of December 31, 2010, $68 of stock-based compensation expense related to unvested options has not been recognized. This expense will be recognized in 2011. Under US GAAP, stock-based compensation expensed for the period would be classified in general and administrative expenses.

The total intrinsic value of options exercised during the year ended December 31, 2010 was $1,354 (2009 - $624, 2008 - $684). The total intrinsic value and weighted average contractual term of vested options at December 31, 2010 is $4,458 and two years, respectively. The total intrinsic value and weighted average contractual term of all options including those unvested at December 31, 2010 is $4,533 and two years, respectively.

(f)	The effect of the above on the financial statements for the year ended December 31 is as follows:

Statements of Operations and Deficit	2010	2009	2008

Net income (loss) per Canadian GAAP	$6,121	$(4,319)	$(29,120)
Adjustments related to:
Start-up activities (a)	-	2,989	(4,437)
Amortization of start-up activities (a)	56	30	-
Amortization of mineral property costs (a)	420	270	-
Capitalized stripping (a)	(14,597)	(2,942)	-
Capitalized interest and accretion of convertible notes (c)	-	-	7,142
Amortization of capitalized interest (c)	(725)	(745)	-
Exchange of convertible notes (b)	(3,275)	-	-
Mark-to-market loss on warrants (d)	(2,979)	(16,132)	-
Tax effect of above adjustments	3,515	-	-
	(17,585)	(16,530)	2,705

Net loss and comprehensive loss per US GAAP	$(11,464)	$(20,849)	$(26,415)

Net loss per share, basic and diluted	$(0.17)	$(0.34)	$(0.53)

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

13.	United States generally accepted accounting principles (continued):

(f)	Continued:

Balance Sheets	December 31, 2010	December 31, 2009

Assets per Canadian GAAP	$466,673	$280,214
Adjustments related to:
Mineral property costs (a)	(8,986)	(9,406)
Start-up activities (a)	(1,362)	(1,418)
Capitalized Stripping (a)	(17,539)	(2,942)
Capitalized interest and accretion of convertible notes (c)	15,434	16,159
Convertible note issue costs (b)	408	947
	(12,045)	3,340

Assets per US GAAP	$454,628	$283,554

Liabilities per Canadian GAAP	$119,027	$84,228
Adjustments related to:
Convertible note issue costs (b)	408	947
Warrants (d)	28,145	25,166
Tax effect of adjustments	(3,515)	-
	25,038	26,113

Liabilities per US GAAP	$144,065	$110,341

Shareholders’ equity per Canadian GAAP	$347,646	$195,986
Adjustments related to:
Mineral property costs (a)	(8,986)	(9,406)
Start-up activities (a)	(1,362)	(1,418)
Capitalized stripping (a)	(17,539)	(2,942)
Capitalized interest and accretion of convertible notes (c)	15,434	16,159
Warrants (d)	(28,145)	(25,166)
Tax effect of adjustments	3,515	-
	(37,083)	(22,773)

Shareholders’ equity per US GAAP	$310,563	$173,213

(g)	Income taxes:

The Company recognizes tax positions if it is more likely than not that the tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The Company measures a tax position at the largest amount of benefit that is greater than 50 percent likely of being received upon settlement.

US GAAP requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, the amounts will be classified as income tax expense.

The Company files income tax returns in Canada, the United States, Barbados, and Mexico. Years ranging from 2003 through 2010, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2010, 2009 and 2008

13.	United States generally accepted accounting principles (continued):

(g)	Income taxes (continued):

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009

Balance as at December 31, 2009	$1,312	$-
Increase based tax positions related to current year	3,573	1,312
Decrease relating to settlement with tax authorities	-	-
Decrease relating to lapse of applicable statutory limitations	-	-

Balance as at December 31, 2010	$4,885	$1,312

If recognized, $1,312 of the unrecognized tax benefits would decrease the effective tax rate while $3,753 would reduce the carrying value of mineral property, plant and equipment.

The Company has not recognized interest accrued related to the unrecognized tax benefits as the Company does not expect to pay taxes currently on this amount due to available loss carry forward amounts in the relevant jurisdictions.

Under Canadian GAAP, the Company is not required to recognize the tax effect of the temporary difference that results from the note discount on convertible notes as the Company is able to settle the convertible notes at their face value without tax consequences. Under US GAAP, this exemption does not exist and would result in a future tax liability. However, as the Company has sufficient loss carry forwards and other deductions to offset this liability, there is no impact of this difference for US GAAP purposes.

(h)	New accounting pronouncements:

The Financial Accounting Standards Board (FASB) has amended standards related to variable interest entities and financial assets. The standards eliminate the concept of a qualifying special-purpose entity, establish new criteria for consolidation of variable interest entities and create more stringent conditions for the treatment of transfers of financial assets. The statements were effective for the Company on January 1, 2010. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has amended standards related to stock based compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years beginning on or after December 15, 2010, with early adoption permitted. The Company has early adopted this standard effective January 1, 2010, with no effect on the consolidated financial statements.